Exhibit 99.1
EnCana named to Dow Jones Sustainability World Index
for fourth consecutive year
CALGARY, Alberta (September 24, 2009) — EnCana Corporation (TSX, NYSE: ECA) has been named to the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones Sustainability North America Index for a fourth consecutive year.
“EnCana is honored to be ranked among the world’s best companies when it comes to sustainable development,” said Ivor Ruste, EnCana’s Executive Vice-President, Corporate Responsibility & Chief Risk Officer. “Our employees are committed to providing energy for people in an environmentally sound manner. They are continually looking for ways to operate more efficiently and reduce our impact on our environment. We strive to establish and maintain a culture of continuous improvement and it is gratifying for our people and our company to be recognized among the world’s leaders in sustainability.”
In this year’s assessment, EnCana was the only North American company named to the Oil and Gas Producers’ sector of the 2009 DJSI World. This sustainability index recognizes a select list of 317 companies globally. Further, EnCana was named a “sustainability leader”, one of only 12 companies from its sector on the 2009 DJSI World.
The indices are compiled by Sustainable Asset Management (SAM), an independent asset management company that is responsible for assessing and selecting companies to the Dow Jones Sustainability family of indexes which tracks the financial performance of leading sustainability-driven companies worldwide. The list of companies named to the two indexes is based on an analysis of corporate economic, environmental and social criteria, including the evaluation of climate change strategies, energy consumption, human resources development, knowledge management, stakeholder relations and corporate governance.
For more information visit EnCana’s website at www.encana.com/responsibility/ or the Dow Jones Sustainability World Index at www.sustainability-indexes.com.
EnCana Corporation
By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website at www.encana.com.
FOR FURTHER INFORMATION:
EnCana Corporate Communications
Media contact:
Carol Howes
Advisor, Media Relations
(403) 645-4799
EnCana Corporation